Exhibit (j)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated October 28, 2022, and each included in this Post-Effective Amendment No. 1 to the Registration Statement (Form N-1A, File No. 333-259157) of Short Term Investment Fund for Puerto Rico Residents, Inc. (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated August 29, 2022 with respect to the financial statements and financial highlights of Short Term Investment Fund for Puerto Rico Residents, Inc., included in the Annual Report to Shareholders (Form N-CSR) for the year ended June 30, 2022, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, NY

October 28, 2022